Exhibit 4.5
ON DEMAND GUARANTEE
This guarantee (“this Guarantee”) is granted in Sevilla, on May 21 2009, by ABENGOA, S.A., a company duly incorporated and validly existing under the laws of Spain, with registered address in Sevilla, at avenida de la Buharia, 2, with tax identification number (NIF) XXXXXXXXX, and registered with the Commercial Registry of Sevilla under section 8 and sheet 1507 (“the Guarantor”). This Guarantee is executed in the name and on behalf of the Guarantor by Mr. Felipe Benjumea Llorente, with Spanish identity card (DNI) number XXXXXXXXX, pursuant to the powers of attorney he has been granted by means of a Notary Public deed granted on 18th of July, 2005 before the Notary Public of Seville Mr. José Ruiz Granados, under number 4723 of his official files.
By means of this Guarantee, the Guarantor expressly, jointly and severally, unconditionally and irrevocably guarantees on demand to bank of america, national association, a banking association duly incorporated and validly existing under the laws of the United States of America, and, in particular, but not limited to, to its Spanish branch, bank of america, national association, sucursal en españa, with registered address in Madrid, at paseo de la Castellana, 35, with tax identification number (NIF) XXXXXXXXXX and registered with the Commercial Registry of Madrid under section 8 and sheet 304017, as well as to its legal successors and permitted assignees (“the Beneficiary”), the full and punctual payment of any and all amounts that may be requested by the Beneficiary at any time as due by telvent traffic n.a., a company duly incorporated and validly existing under the laws of the State of Texas, United States, with registered address at 7000A Hollister Rd, Houston, Texas 77040, and registered with the Secretary of State for Texas under no. 800546666 (“the Company”), under a $25,000,000 loan facility agreement entered into between the Beneficiary and the Company on May 31, 2006, as amended, supplemented, extended, restated or replaced from time to time (“the Agreement”), up to a maximum aggregate amount of forty million U.S. dollars ($40,000,000) (“the Maximum Liability”), as well as the full and complete payment of any and all costs and expenses (including, without limitation, legal fees and lawyer’s, court representative’s and Notary Public’s fees) which may be incurred by the Beneficiary in connection with the enforcement of, or the preservation of any rights under, this Guarantee.
This Guarantee is governed by the following terms and conditions:
1 Absolute guarantee
The Guarantor’s obligation under this Guarantee is an absolute, unconditional, abstract, autonomous, independent and stand-alone obligation of the Guarantor in respect of any obligations and liabilities of the Company under the Agreement and, therefore:
(i)	whenever the Company does not pay any amount when due under the Agreement, the Guarantor shall immediately on demand pay any amount demanded by the Beneficiary under the terms of this Guarantee as if it was the principal obligor, and further agrees that it shall not request any further or additional proof or evidence of the facts on which such payment request may be grounded, nor even request the mere allegation of any such grounds; and

(ii)	this Guarantee shall not be affected by the legality, validity or enforceability of the Company’s obligations under the Agreement and, accordingly, if any of the Company’s obligations under the Agreement is or becomes unenforceable, invalid or illegal, the Guarantor shall, as an independent and primary obligation, indemnify the Beneficiary immediately on demand against any cost, loss or liability it incurs as a result of the Company not paying any amount which would, but for such unenforceability, invalidity or illegality, have been payable by it under the Agreement on the date when it would have been due, as well as any amounts that the Company that, for whatever reason, the Company may be obliged to pay or return to the Beneficiary as a result of that unenforceability, invalidity or illegality.
2 Waiver of prior, shared and ordered enforcement benefits and exercise of remedies against the Company
This Guarantee is a joint and several (solidaria) guarantee and the Guarantor expressly waives the benefits of prior foreclosure (beneficio de excusión), shared foreclosure (beneficio de división) and ordered foreclosure (beneficio de orden) in respect of its obligations under this Guarantee. Accordingly, the Beneficiary will be entitled to demand the payment of any amounts due by the Company under the Agreement against either the Company or the Guarantor, or against both of them simultaneously, at its own discretion, without first proceeding against, claiming payment from, or pursuing any other remedy whatsoever against any of them. Moreover, this Guarantee is in addition to, and is not in any way prejudiced by, any other guarantee or security now or subsequently held by the Beneficiary.
No failure to exercise, nor any delay in exercising, on the part of the Beneficiary, any right or remedy under this Guarantee, or any other right or remedy under the Agreement, any other guarantee, security or document, or under the applicable laws and regulations, shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in this Guarantee are cumulative and not exclusive of any rights or remedies under the Agreement, any other guarantee, security or document, or under the applicable laws and regulations.
For the avoidance of doubt, the obligations of the Guarantor under this Guarantee will not be affected by any act, omission, matter or thing which, but for this Guarantee, would reduce, release or prejudice any of its obligations under this Guarantee, including, but not limited to:
(i)	any time, waiver or consent granted to, or composition with, the Company or any other person;

(ii)	any incapacity or lack of authority or legal personality of, dissolution or change in the shareholders or status of, or the opening of any insolvency or similar proceedings against, the Company or any other person;

(iii)	any amendment, supplement, extension, restatement or replacement of the Agreement or any other document or security, including without limitation any change in the purpose of, any extension of or any increase in any facility or the addition of any new facility under the Agreement; however, in the event of an amendment, supplement, extension, restatement or replacement of the Agreement or any other document or security, (a) the Guarantor’s obligations under this Guarantee will continue to be limited to the Maximum Liability, and (b) the relevant payment request must be received by the Guarantor, at the latest and in any event, within two years after the original “Termination Date”(as defined in the Agreement) of the Agreement.

3 Maximum Liability
The payment of the Maximum Liability may be demanded by the Beneficiary in whole on one occasion or in part on several occasions. No payment shall be made by the Guarantor to the extent that the sum of all payments previously made under this Guarantee and the amount demanded in the relevant payment request exceeds the Maximum Liability.
4 Payment request
This Guarantee is an on demand guarantee and, accordingly, the Guarantor irrevocably agrees to pay at any time to the Beneficiary the amount demanded by the Beneficiary upon receipt by the Guarantor of a payment request delivered under the terms of this Guarantee, substantially in the form attached hereto as Schedule I. Upon receipt by the Guarantor of any such payment request, the Guarantor shall, within three business days, pay to the Beneficiary the amount indicated in the payment request by means of a wire transfer to the bank account indicated in the payment request in immediately readily available funds, net of any deduction or wire transfer costs or fees.
5 Representations and warranties
The Guarantor hereby represents and warrants that:
(i)	it is a company duly incorporated and validly existing under the laws of Spain and has and will have the necessary power to enter into and perform its obligations under this Guarantee;

(ii)	in all respects, the obligations and undertakings of the Guarantor hereunder constitute and will always constitute legal, valid and binding obligations of the Guarantor enforceable against it in accordance with the terms of this Guarantee;

(iii)	all necessary authorizations to enable it to enter into this Guarantee have been obtained and are and will remain in full force and effect; and

(iv)	the execution and performance of this Guarantee will not conflict with (a) any agreement binding on it or any of its assets; (b) its constitutive documents; or (c) any applicable law or regulations.
6 Financial statements
The Guarantor shall deliver its consolidated quarterly financial statements and its consolidated and audited financial statements to Beneficiary at the Beneficiary’s request. In any event, the Guarantor will not be obligated to deliver its consolidated quarterly financial statements to the Beneficiary before 180 days of the closing of the relevant financial year.
7 Partial invalidity
If, at any time, any provision of this Guarantee is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions, nor the legality, validity or enforceability of such provision under the law of any other jurisdiction, will in any way be affected or impaired.
8 Notices
Any notices and documents that the Guarantor must execute or provide to the Beneficiary under this Guarantee shall be deemed as validly made upon execution or delivery at the Beneficiary’s Spanish branch’s registered office from time to time.

9 No set-off
All payments by the Guarantor under this Guarantee shall be made without set-off. The Guarantor shall not be entitled to set-off its payment obligations under this Guarantee against any amounts owed or that may become owed either by the Beneficiary or by the Company to the Guarantor or by the Beneficiary to the Company at any time and for any reason whatsoever.
10 Term
This Guarantee shall enter into force as of the date hereof and shall automatically expire only upon the termination of the Agreement and the full, conclusive and irrevocable settlement of all the Guarantor’s payment obligations under the Agreement, including the Guarantor’s payment obligations resulting from the termination, for whatever reason, of the Agreement. This Guarantee shall be a continuing guarantee and shall not be satisfied or affected by any intermediate payment or satisfaction of all or any of the Guarantor’s payment obligations under the Agreement.
As indicated above, the Guarantor expressly consents any amendment, supplement, extension, restatement or replacement of the Agreement; however, in the event of an amendment, supplement, extension, restatement or replacement of the Agreement or any other document or security, the relevant payment request must be received by the Guarantor, at the latest and in any event, within two years after the original “Termination Date” (as defined in the Agreement) of the Agreement.
11 Assignments
This Guarantee shall be binding on the Guarantor and its legal successors and permitted assignees and shall benefit the Beneficiary and the Beneficiary’s legal successors and permitted assignees. Therefore, any reference to the Beneficiary or to the Guarantor hereunder shall be construed accordingly.
The Guarantor may not assign, in whole or in part, its obligations under this Guarantee to any third party without the express prior written consent of the Beneficiary.
The Beneficiary may assign, in whole or in part, its rights and obligations under this Guarantee to any third party and, in particular, it may pledge or assign by way of guarantee any credit rights that may arise under this Guarantee in favour of third parties as collateral of its own obligations or of any third party’s obligations without the Guarantor’s consent. The Guarantor expressly and irrevocably consents and authorises any such assignments.
Immediately upon any such assignments by the Beneficiary of its rights under this Guarantee to any third party, it shall notify the Guarantor in writing indicating the name, address and other identification details of the relevant assignee.
12 Governing law and jurisdiction
This Guarantee shall be governed by, and construed in accordance with, Spanish common law.
The Guarantor irrevocably submits to the courts of the city of Madrid with respect to any suit, action or proceeding relating to any dispute arising out of or in connection with this Guarantee, including, but not limited to, the interpretation, validity, enforceability, performance or termination of this Guarantee, and expressly waives any right it could have to have any such suits, actions or proceedings brought before any other courts.

IN WITNESS WHEREOF, this Guarantee is executed in Sevilla, on May 21st 2009.
Abengoa, S.A.
By
/s/ D. Felipe Benjumea Llorente
D. Felipe Benjumea Llorente
CEO
Abengoa S.A.